

# Offering Statement for TakeShots LLC ("TakeShots")

TakeShots LLC ("TakeShots," the "Company," "we," or "us"), a Colorado limited liability company formed on July 9, 2021, is holding the following offering:

*Up to $1,000,000 in Class A-2 Units at $50.00 with a minimum target amount of $10,000.00.*

**Offering Minimum**: *$10,000.00 | 200 units of Class A-2 Units*

**Offering Maximum**: *$1,000,000 | 20,000 units of Class A-2 Units*

**Type of Security Offered**: *Class A-2 Units*

**Purchase Price of Security Offered**: *$50.00*

**Bonus:** *Investments of $1,000 or more receive an Ultra Bundle with their investment signed by the founder. The Ultra Bundle comes with 5 Takes (Shot Straws), The Case (Case that can hold 5 Shot Straws), and The Chase (A bottle to hold your chaser).*

Minimum Investment Amount (per investor): $250.00 The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250. The Company must reach its Target Offering Amount of $10,000 by December 31, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted Units that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

## Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

## About This Form C

**In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.**

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

## SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

## NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

## Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

## Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

https://takeshots.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

# The Company

**1. What is the name of the issuer?**

TakeShots LLC

9474 E. Winding Hill Ave, Lone Tree CO 80124

# Eligibility

**2. The following are true for TakeShots LLC:**

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**
No.

# Directors, Officers and Promoters of the Company

**4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

**Employee Name and Title**

Shane Cramsey | CEO

**Employee Background:**

From my humble beginnings in Denver, CO, where I worked as a dedicated server, my life took an unexpected turn when guests recognized my potential and urged me to explore the world of roofing sales. Drawing on the power of meditation, visualization, and manifestation, I honed my skills and achieved remarkable success. In no time, I ascended to the position of a national roofing contractor, overseeing projects across eight states. However, my aspirations continued to grow, and it was during a moment of setback that a transformative idea struck me. Fueled by a desire to make a significant impact, I channeled my experiences and failures into the creation of a groundbreaking product. Today, that idea has blossomed into TakeShots, an influential global Ecommerce company and a social media phenomenon. Throughout my journey, the driving force behind my accomplishments has been an unwavering belief in myself and an indomitable spirit. I embraced every challenge as an opportunity to grow and persevered with unyielding determination, never allowing setbacks to deter me from my goals. Today, as I reflect on the path I've traveled, I am immensely grateful for the unwavering commitment and resilience that brought me to this point. The success of TakeShots serves as a testament to the power of persistence and the unwavering belief that dreams can be turned into reality. With each passing day, I continue to push boundaries, never settling for mediocrity, and always seeking to make a lasting impact. The journey may have been arduous, but it has only strengthened my resolve to pursue even greater heights. My story is one of resilience, ambition, and an unwavering spirit that reminds us all never to give up on our dreams.

**3-Year Work History:**

**CEO of TakeShots | July 9th, 2021 – Present (Primary Position)**

**Roofing Contractor | 2017 – July 2021**

# Principal Security Holders

**5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or units the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

**Principal Security Holder Name**

Shane Cramsey | CEO

**Securities**

85,000 Class A-1 Units

**Security Class**

Class A-1 Voting Units

**Voting Power**

91.9%

# Business and Anticipated Business Plan

**6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

**TakeShots: Revolutionizing Shot-Taking**

Experience the shot revolution with TakeShots. We're here to redefine how shots are enjoyed, starting with our game-changing flagship product. Our patent-pending technology is the secret behind this remarkable change. By instantly chasing the alcohol, we've created a smooth drinking experience like no other. No aftertaste, no burning sensation—just pure enjoyment. And don't worry, we've taken great care to preserve the unique flavor profiles of each spirit, so you can savor every characteristic note with every shot.

Launching initially in the U.S., we have since expanded globally through our e-commerce platform. In 2024, we're expecting to break into the liquor space, creating prefilled disposable shot straws that can easily be enjoyed anywhere, offering even more people the chance to be a part of the shot revolution.

Social media has erupted with praise for TakeShots, garnering an astonishing 200 million views in just one year. Our innovation and commitment to quality have propelled us with our revolutionary product now available at select retailers worldwide. It's never been easier to get your hands on the future of shot-taking.

At TakeShots, we understand the diverse preferences for shot enjoyment. That's why we're committed to delivering an exceptional drinking experience tailored to your taste, no matter where you are in the world. Get ready to redefine how you TakeShots. Join TakeShots and be a part of this exhilarating revolution. Cheers to unforgettable shot experiences with TakeShots.

**Key Challenges:**

Taking shots is a popular social activity enjoyed by millions worldwide. However, the traditional shot experience often presents inconveniences and compromises the enjoyment of chasers. There are many challenges and implications to the traditional shot experience that diminish the enjoyment of social drinking.

1. Shot-Chaser Transition: Customers struggle to smoothly transition from consuming a shot to enjoying their chaser drink.

2. Inconvenience: The need to use separate shot glasses and straws adds complexity and inconvenience to the drinking process.

3. Chaser Dilution: By drinking the chaser separately, there is a risk of diluting the taste or losing the intended flavor profile.

**Implications:**

There are three main implications that come with the existing shot-taking industry. First, existing shot-taking methods hamper customer satisfaction and diminish the potential for creating memorable experiences. Second, brands and establishments lack a solution that enhances shot-taking rituals and encourages repeat business. And lastly, there is a demand for a novel, all-in-one solution that simplifies the shot-chaser experience while preserving the intended flavors.

**Introducing TakeShots:**

TakeShots is an innovative creation that seamlessly combines a shot glass and a straw into a single, exciting device. Combining the two creates an instant chaser, eliminating the bitter after taste from shots, allowing people to have fun without the burn and gross taste from alcohol. Our patent-pending device was designed to elevate the experience of taking shots by enabling customers to drink the chaser directly after the shot.

TakeShots revolutionizes the shot experience, addressing the limitations of traditional shot-taking methods and unlocking new opportunities for customer satisfaction and brand differentiation. With a global alcoholic beverages market on the rise, TakeShots is aiming to capture a significant market share. Join us on this exciting journey as we redefine the art of taking shots!

TakeShots employs a multi-faceted business model designed to generate revenue through various streams. Here's an overview of how we monetize our innovative shot glass-straw device and related offerings:

**Product Sales:**

1. Half Takes: Priced at $15.95, this version includes a half shot glass-straw device, targeting individual customers or those looking to try out our product.

2. Takes: Priced at $19.95, this version includes a full shot glass-straw device, designed for customers who want a more comprehensive shot experience.

**Bundles:**

1. Pro Bundle: Priced at $129.70, this bundle includes five Takes and a case, offering added value for customers purchasing in larger quantities.

2. Ultra Bundle: Priced at $164.65, this premium bundle includes five Takes, a case, and a water bottle, providing customers with a complete shot experience package.

3. Starter Bundle: Priced at $40.85, this starter bundle includes one Half Takes and one Takes, providing the customer the essentials to try the product for the first time.

**Accessories:**

TakeShots offers a range of accessories, such as cases, water bottles, stickers, T-Shirts, etc. to enhance the shot-taking experience and complement our core product. These accessories are sold separately on our website, providing additional revenue opportunities.

By combining these revenue streams and continuously expanding our market reach, TakeShots aims to achieve sustainable profitability and maximize our potential in the shot industry.

**Sales Strategy:**

Our sales strategy for TakeShots focuses on leveraging our innovative drinkware product, the Shot Straw, to capture the attention of consumers and drive sales. As an e-commerce brand, we expect to utilize both Amazon and Shopify platforms to reach a wide customer base. Firstly, we seek to optimize our product listings on Amazon and Shopify with compelling descriptions, high quality images, and positive customer reviews to enhance our brand presence and credibility. We also implemented targeted advertising campaigns to increase visibility and attract potential customers. Secondly, we seek to emphasize the unique selling proposition of the Shot Straw, highlighting its ability to provide a fun and hassle-free way to take shots without compromising on taste. Through engaging social media content, influencer collaborations, and customer testimonials, we have created a buzz around our product and built a community of enthusiastic shot takers.

**Future Product Line:**

We are soon expecting to introduce disposable takes! We're gearing up to white label our own liquor products that come in packs of 12 disposable Takes. Like a shooter, but better. They still use our patented technology to eliminate the burn of shots.

**Financial Highlights:**

In 2022, TakeShots achieved impressive sales of $151,471, indicating a strong demand for our product. With approximately 23,000 units sold over the past year, we believe that consumers have embraced the concept and recognized the value it brings to their enjoyment of shots. This initial success speaks to the appeal and novelty of our device, as well as the effectiveness of our marketing and distribution strategies.

Looking ahead to 2023, TakeShots is projecting significant growth, aiming for approximately $1,069,000 in sales, which translates to an estimated 65,000 units. This projection indicates we are confident in the continued popularity of our product, we have successfully tapped into a market niche, and our innovative solution resonates with consumers seeking a more enjoyable way to consume shots.

Our forecast for 2024 is even more impressive, with projected sales of around $2,400.000, equivalent to approximately 156,000 units. This substantial increase in sales demonstrates our anticipation of substantial market expansion, a surge in demand for our product, and our expanding product line.

Please refer to our Sales Projections attached to this Form C.

TakeShots has bootstrapped since the companies inception in 2021. TakeShots has come a long way through bootstrapping, relying on its founders' determination, resourcefulness, and creativity to bring the product to market. From the initial concept development to the production of the shot glass-straw device, TakeShots has demonstrated its ability to innovate and execute on its vision.

**Why Seeking Investments Now:**

1. While TakeShots has achieved notable success through bootstrapping, the founder recognizes that strategic investments can accelerate the growth trajectory.

2. Investments will allow TakeShots to scale production, expand marketing efforts, and enter new markets more quickly.

3. Access to funding will enable TakeShots to invest in research and development, innovate new product offerings, and secure key partnerships.

4. Seeking investments is a strategic decision aimed at unlocking the company's full potential, capturing a larger market share, and establishing TakeShots as a dominant player in the shot industry.

By sharing their bootstrapping journey and highlighting a track record of success, TakeShots positions itself as a promising investment opportunity for potential investors looking to support an innovative and rapidly growing company in the beverage industry.

**Global Alcohol Market:**

Alcoholic Beverages Market Research, 2031. The global alcoholic beverages market size was valued at $1624 billion in 2021, and alcoholic beverages market size is projected to reach $2036.6 billion by 2031, growing at a CAGR of 2.2% from 2022 to 2031.

**Global Drinkware Market:**

Global drinkware market size is estimated to be worth USD 3.34 billion in 2021 and is forecast to a readjusted size of USD 3.982 billion by 2028 with a CAGR of 2.5% during the forecast period 2022-2028.

**Market Trends:**

The global alcohol market is valued at approximately $1.46 trillion. It consists of several segments, including beer, wine, spirits, and others like cider and RTD beverages. Europe, North America, Asia-Pacific, Latin America, and Africa are key regions with varying consumption patterns. Major players in the market include Anheuser-Busch InBev, Heineken, Diageo, and

Pernod Ricard. Changing consumer preferences include the rise of low-alcohol alternatives and a demand for premium and high-quality beverages.

**Drinkware Market Analysis:**

Throughout history, drinkware has evolved alongside human civilization. Ancient civilizations used materials like clay, stone, and animal horns for drinking vessels. The Greeks and Romans introduced ceramic cups and goblets, while the Middle Ages saw the use of pewter, glass, and pottery. The Renaissance and Baroque periods brought intricate glassware, and the Industrial Revolution enabled mass production of glassware. In modern times, drinkware has become more diverse, with specialized glasses for different beverages. Contemporary trends focus on aesthetics, sustainability, and functionality, leading to eco-friendly options and innovative features. Drinkware reflects cultural practices, technology, and consumer preferences.

The shot industry is a vibrant and growing market, with various players catering to shot enthusiasts and partygoers. While the competition exists, TakeShots stands out as a unique and innovative solution that redefines the shot-taking experience. Some competitors to TakeShots include:

Traditional Shot Glasses:

Traditional shot glasses are widely available and commonly used, offering a basic and straightforward shot-taking experience. However, they lack the integrated functionality of TakeShots, preventing a seamless transition from the shot to the chaser.

Novelty Shot Glasses:

Some companies offer novelty shot glasses with distinctive shapes, colors, or designs to enhance the visual appeal. While these products offer a touch of novelty, they still do not address the convenience and functionality provided by TakeShots.

Disposable Shot Glasses:

Disposable shot glasses are convenient for large gatherings or events where cleanup is a concern. However, they are not designed for an enhanced shot-chaser experience like TakeShots, and their disposable nature creates waste.

# Risk Factors

**Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.**

## Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

## Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

## The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

## We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

## The Company's success depends on the experience and skill of its manager and other key personnel.

In particular, we are dependent on our managers. The loss of our founder, Shane Cramsey, or any other key personnel could harm the Company's business, financial condition, cash flow and performance. Accordingly, you should not invest in the Company unless you are willing to entrust all aspects of the management of the Company and the investment decisions we make on the behalf of the Company.

## Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non- competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

## Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

## Risks Related to the Offering

**The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

*You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.*

**Neither the Offering nor the Securities have been registered under federal or state securities laws.**

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

**The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.**

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

**The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.**

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

**The Company has the right to extend the Offering Deadline.**

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

**The Company may also end the Offering early.**

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering â€" it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

**The Company has the right to conduct multiple closings during the Offering.**

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

## Risks Related to the Securities

**The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.**

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

**Although Investors will have no right to voluntarily withdraw capital from the Company or withdraw their Securities, in certain circumstances they may be forced to withdraw from the Company.**

An Investor may be forced to withdraw from the Company if the Company reasonably determines that it is necessary or desirable to do so in order to comply with applicable law or regulations, or to avoid a material adverse effect on the Company or the other holders of securities in the Company.

**Investors will have no right to control the Company's operations.**

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

**Investors will not be entitled to any inspection or information rights other than those required by law.**

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

**The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.**

*The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.*

**The Securities may be significantly diluted as a consequence of subsequent equity financings.**

*The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional* *financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.*

### *The Securities may be substantially different from other equity securities offered or issued by the Company.*

*The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.*

### *In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.*

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred membership interests, have been paid in full. Neither holders of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

### *There is no guarantee of a return on an Investor's investment.*

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

### *Tik Tok Could Be Banned In The United States*

TakeShots has utilized Tik Tok advertising as a mechanism to generate sales. A government ban on Tik Tok could result in a decrease in sales and net profit and could harm an investor's investment.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

# The Offering

| | |
|---|---|
| **Minimum Amount of the Securities Offered** | 200 |
| **Total Amount of the Securities Outstanding After Offering (if Target Offering Amount Met)** | 92,700 |
| **Maximum Amount of the Securities Outstanding after Offering (if Maximum Offering Amount Met)** | 20,000 |
| **Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)** | 112,500 |
| **Price Per Security** | $50.00 |
| **Minimum Individual Purchase Amount** | $250 |
| **Offering Deadline** | December 31, 2023 |
| **Use of Proceeds** | See Question 8 |
| **Voting Power** | See Question 13 |

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

TakeShots LLC ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.5% of the value of the securities sold through Regulation CF and a $1,500 up-front payment. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

**7. What is the purpose of this offering?**
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

**8. How does the issuer intend to use the proceeds of this offering?**

| | % of Capital if Target Offering Amount Raised | Amount if Target Offering Amount Raised | % of Capital if Maximum Offering Amount Raised | Amount if Maximum Offering Amount Raised |
|---|---|---|---|---|
| **Inventory** | 25% | $2,500 | 25% | $250,000 |
| **Product Development** | 5% | $500 | 5% | $50,000 |
| **Advertising and Marketing** | 25% | $2,500 | 25% | $250,000 |
| **Debt Paydown** | 5% | $500 | 5% | $50,000 |
| **Liquor Line** | 25% | $2,500 | 25% | $250,000 |
| **Reserves** | 5% | $500 | 5% | $50,000 |
| **Employees** | 10% | $1,000 | 10% | $100,000 |
| **Total** | 100% | $10,000 | 100% | $1,000,000 |

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

**9. How will the issuer complete the transaction and deliver securities to the investors?**

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Units (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Unit ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of Units made electronically.

**10. How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

**11. Can the company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

12. **Describe the terms of the securities being offered.**

*Up to $1,000,000 in Class A-2 Units at $50.00 with a minimum target amount of $10,000.00.*

*Offering Minimum: $10,000.00 | 200 units of Class A-2 Units*

*Offering Maximum: $1,000,000 | 20,000 units of Class A-2 Units*

*Type of Security Offered: Class A-2 Units*

*Purchase Price of Security Offered: $50.00*

*Bonus: Investments of $1,000 or more receive an Ultra Bundle with their investment signed by the founder. The Ultra Bundle comes with 5 Takes (Shot Straws), The Case (Case that can hold 5 Shot Straws), and The Chase (A bottle to hold your chaser).*

**13. Do the securities offered have voting rights? Voting Rights and Proxy:**

No. Class A-2 Members are not entitled to vote under this Agreement except as expressly provided otherwise in the company operating agreement per Exhibit E.

**14. Are there any limitations on any voting or other rights identified above?**

See Question 13.

**15. How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However,

if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

# Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company's operating agreement per Exhibit E contains additional restrictions on transfer.

# Description of Issuer's Securities

**16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

| Class of Security | Amount Authorized | Amount Outstanding | Reserved Options | Convertible Note/SAFEs | Voting Rights |
|---|---|---|---|---|---|
| Class A-1 Units | 150,000 | 92,500 | N/A | N/A | Yes |
| Class A-2 Units | 50,000 | 0 | N/A | N/A | No |

*The issuer has an unfinished agreement that could result in the issuance of the following Units to a service provider:

1. 5,000 Class A-1 Units upon completion of the first batch of the disposable versions of the shot straw.

2. 2,500 Class A-2 Units upon the one-year anniversary of the date of the agreement.
3. 2,500 Class A-2 Units upon the two-year anniversary of the date of the agreement.

# Options, Warrants and Other Rights

**17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred units or warrants) into stock. If the company decides to issue more units, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

**18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

Yes, Class A-2 Members are not entitled to voting rights per the operating agreement in Exhibit E. Additionally, holders of Class A-1 Voting Units may be entitled to preferred distributions per the operating agreement in Exhibit E.

**19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional units to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The securities being offered are valued at the issuer's discretion. An early-stage company typically sells its units (or grants options over its units) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your units than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of guesswork. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

**21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

The company's Articles of Organization or Operating Agreement can be amended by the holders of a majority of the issued and outstanding units of the Company. As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding units give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Certificate of Formation or Operating Agreement; (c) creation and issuance of other securities having rights, preferences or privileges senior to the Units sold to the crowdfunding investors, or increasing the authorized number of Units of the company; or (d) creation of any debt security.

**22. What are the risks to purchasers associated with corporate actions including:**

1. **Additional issuances of securities**
2. **Issuer repurchases of securities**
3. **A sale of the issuer or of assets of the issuer**
4. **Transactions with related parties**

The authorization and issuance of additional Units will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's Units, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer Units outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our Units would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

**23. Describe the material terms of any indebtedness of the issuer:**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| N/A | N/A | N/A | N/A |

**24. What other exempt offerings has the Company conducted within the past three years?**

None.

**25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**

1. **Any director or officer of the issuer;**
2. **Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
3. **If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
4. **Any immediate family members of any of the foregoing persons.**

TakeShots LLC repurchased all 7,500 Class A-2 Units held by Jesse Devone Consulting LLC for the aggregate price of $62,000. Reference attached Board Resolutions in Exhibit X.

# Financial Condition of the Issuer

**26. Does the issuer have an operating history?**

We have been fully operational since March 31st, 2022. In the first and last 14 months, we have brought in over 700k in revenue.

As of December 31$^{st}$, 2022 TakeShots had $151,471 in revenue for the 2022 year with a cost of goods sold of $61,039, resulting in a gross income of $90,432. Operating expenses amounted to a total of $195,498, which included Professional Fees, Marketing Expenses, Dues and Subscriptions, Legal Expenses, General and Administrative Fees, Travel Expenses, and Charges and Fees. As a result, the Net Income for 2022 was -$100,945.

As of December 31$^{st}$, 2021 and 2022, TakeShots had $9,328 and $12,545 respectively of Cash on Hand and $42,000 and $149,440 respectively worth of inventory. In total, TakeShots had $74,317 and $231,220 as of December 31$^{st}$, 2021 and 2022 respectively, with $2,083 and $73,837 respectively in liabilities.

**27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

We have roughly $20,000 in capital for operations but being a startup that strongly ebbs and flows. TakeShots has done $700k in revenue since March 31$^{st}$, 2022.

As of December 31$^{st}$, 2021 and 2022, TakeShots had $9,328 and $12,545 respectively of Cash on Hand and $42,000 and $149,440 respectively worth of inventory. In total, TakeShots had $74,317 and $231,220 as of December 31$^{st}$, 2021 and 2022 respectively, with $2,083 and $73,837 respectively in liabilities.

We are expecting to do $1.25 Million in sales this year. We have Roughly 30,000 Shots straws, 10,000 accessories (shirts, stickers, lanyards), 1,000 cases and 2,500 chaser bottles in inventory.

**28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

See Exhibit A

**29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   **i. In connection with the purchase or sale of securities?**
   **ii. Involving the making of any false filing with the commission?**
   **iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
   **i. In connection with the purchase or sale of any security?**
   **ii. Involving the making of any false filing with the Commission?**
   **iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?**
3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading**

Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
1. Association with an entity regulated by such commission, authority, agency or officer?
2. Engaging in business of securities, insurance, or banking?
3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?
5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to

**constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

TakeShots LLC answers 'NO' to all of the above questions.

# Other Material Information

**30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:**

**Financials**: See Exhibit A

**Offering Page**: See Exhibit B

**Subscription Agreement**: See Exhibit C

**Articles of Organization**: Exhibit D

**Operating Agreement**: Exhibit E

# Exhibit A

*Financial Statements*



# TAKE SHOTS LLC
# FINANCIAL STATEMENTS

As of December 31, 2021 and 2022

**TakeShots, LLC**

**Financial Statements**

As of December 31, 2021 and 2022

Index to Reviewed Financial Statements



**INDEPENDENT ACCOUNTANT REVIEW REPORT**

July 05, 2023

The Board of Directors

**TakeShots, LLC**

515 9TH ST SW

Naples FL 34117-2136

We have reviewed the accompanying balance sheet of TakeShots, LLC (the company) as of December 31, 2021 and 2022, and the related statement of income, statement of changes in owners' equity and statement of cash flows for the period then ended, and the related notes to the financial statements.

A review includes primary applying analytical procedures to management's financial data and making inquiries of the company's management. A review is less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controlrelevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

**ACCOUNTANT RESPONSIBILITY**

Our responsibility is to conduct the review in accordance with the Statement on Standards of Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of material modifications that should be made in the financial statements for them to be in accordance with the accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our report.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the accounting principles generally accepted in the United States of America.

*Amjad Abu Khamis*
*July 5, 2023*

Certified Public Accountant, NH 08224
CF Audits LLC
159 Main St. STE 100
Nashua NH 03060
cpa@cfaudits.com

**TakeShots, LLC**

**Balance Sheet Statement (Unaudited)**

As of December 31, 2021 and 2022

| ASSETS | 2021 | 2022 |
|---|---:|---:|
| Cash at Bank | 9,328 | 12,545 |
| Inventory | 42,000 | 149,440 |
| **Total Current Assets** | **51,328** | **161,985** |
| Barcoding System | 250 | 571 |
| Website | - | 11,442 |
| Patent | 22,739 | 57,222 |
| **Total Non-Current Assets** | **22,989** | **69,235** |
| **TOTAL ASSETS** | **74,317** | **231,220** |
| | | |
| **LIABILITIES AND EQUITY** | | |
| Credit Card | 2,083 | 73,837 |
| **Total Current Liabilities** | **2,083** | **73,837** |
| **Net Equity** | **72,234** | **157,383** |
| **TOTAL LIABILITIES AND EQUITY** | **74,317** | **231,220** |

**TakeShots, LLC**

**Income Statement (Unaudited)**

As of December 31, 2021 and 2022

| | 2021 | 2022 |
|---|---|---|
| **Net Sales** | - | **151,471** |
| Cost of Goods Sold | - | (61,039) |
| **Gross Income** | | **90,432** |
| **Operating Expenses** | | |
| Professional Fees | (8,660) | (53,765) |
| Marketing Expenses | (5,852) | (106,750) |
| Legal Expense | (9,487) | (11,175) |
| Dues and Subscriptions | (1,030) | (10,664) |
| General and Administrative | (1,750) | (8,208) |
| Travel Expenses | (593) | (1,726) |
| Charges and Fees | (395) | (3,209) |
| **Total Operating Expenses** | **(27,766)** | **(195,498)** |
| **Non-Operating (Gains Losses)** | | |
| Interest Received | - | 4,120 |
| **Net Income (Loss)** | **(27,766)** | **(100,945)** |

**TakeShots, LLC**

**Statement of Changes in Equity (Unaudited)**

As of December 31, 2021 and 2022

| | Net Contribution | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| Balance - September 8, 2021 | - | - | - |
| Capital Contributions During 2021 | 100,000 | - | 100,000 |
| Net Income (Loss) - December 31, 2021 | - | (27,766) | 72,234 |
| **Balance - December 31, 2021** | **100,000** | **(27,766)** | **72,234** |
| Capital Contributions During 2022 | 186,095 | - | 258,329 |
| Net Income (Loss) - December 31, 2022 | - | (100,945) | 157,383 |
| **Balance - December 31, 2022** | **286,095** | **(128,711)** | **157,383** |

**TakeShots, LLC**

**Statement of Cash Flow (Unaudited)**

As of December 31, 2021 and 2022

| OPERATING ACTIVITIES | 2021 | 2022 |
|---|---|---|
| Net Income (Loss) | (27,766) | (100,945) |
| *Adjustments to Reconcile Net Income to Net Cash provided by operations:* | | |
| Increase in Accounts Payables | 2,083 | 71,754 |
| **Net cash (Used) by operating activities** | **(25,683)** | **(29,192)** |
| | | |
| **Cash (Used) by Investing Activities** | | |
| Inventory | (42,000) | (107,440) |
| Increase in Non-Current Assets | (22,989) | (46,247) |
| **Net Cash (Used) by Investing Activities** | **(64,989)** | **(153,687)** |
| | | |
| **Cash Provided by Financing Activities** | | |
| Owners Contributions | 100,000 | 186,095 |
| **Net Cash Provided by Financing Activities** | **100,000** | **186,095** |
| | | |
| **NET CASH INCREASE (DECREASE) FOR PERIOD** | **9,328** | **3,216** |
| Cash at the beginning of the period | - | 9,328 |
| **CASH AT END OF PERIOD** | **9,328** | **12,545** |

**TakeShots, LLC**

**Notes to the Financial Statements (Unaudited)**

As of December 31, 2021 and 2022

## 1. DESCRIPTION OF THE BUSINESS

TakeShots, LLC (TakeShots) was established on September 08, 2021, in Colorado. TakeShots is a brand that believes in inspiring others to embrace the limitless possibilities that life has to offer. At TakeShots, we encourage individuals to seize every moment and TakeShots at life fearlessly. We believe that with the right mindset, determination, and a touch of fun, anything is possible.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### 2.1. Basis of Presentation

The Company has earned insignificant revenues from limited principal operations. Accordingly, the Company's activities have been accounted for as those of a "Development Stage Enterprise" as set forth in Financial Accounting Standards Board Statement No. 7 ("SFAS 7"). Among the disclosures required by SFAS 7 are that the Company's financial statements be identified as those of a development stage company and that the statements of operations, shareholders equity (deficit), and cash flows disclose activity since the date of the Company's inception.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

### 2.2. Use of Estimates

The preparation of financial statements in conformity with the U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management evaluates the estimates and assumptions based on historical experience and believes those estimates and assumptions are reasonable based on the information available to them.

**TakeShots, LLC**

**Notes to the Financial Statements (Unaudited)**

As of December 31, 2021 and 2022

2.3. Cash

The Company deposits its cash with financial institutions that the management believes are of high credit quality. The Company's cash consists primarily of cash deposited in U.S. dollar-denominated accounts.

2.4. Intangible Assets

Intangible assets are comprised of Patent and website. The Company is the owner for the exclusive rights to use these assets. As such, these assets do have an indefinite life. The Company reviews the currently held intangible assets on an annual basis for impairment to determine if an adjustment is required. As the current intangible assets are working No impairment adjustment was considered necessary as of December 31, 2021, and 2022, respectively.

2.5. Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, control has been transferred, the fee is fixed or determinable, and collectability is reasonably assured. In instances where final acceptance of the product is specified by the customer, revenue is deferred until all acceptance criteria have been met. The Company's primary source of revenue is the sales of its products.

3. NET SALES

The net sales consists of the gross sales after netting shipping costs and related insurance expenses. The company's net sales illustrated below:

|  | **2021** | **2022** |
|---|---|---|
| Gross Sale | - | 196,892 |
| Shipping Costs | - | (44,087) |
| Insurance | - | (1,334) |
| **Net Sales** | **-** | **151,471** |

**TakeShots, LLC**

**Notes to the Financial Statements (Unaudited)**

As of December 31, 2021 and 2022

## 4. INVENTORY AND COST OF GOODS SOLD

The inventory is valued as the cost, which is lower than the net realizable value, the inventory value includes the cost of the products and any additional cost to make the product ready for sales. The company also has estimated that the normal spoilage is around 5% of the inventory Balance 2022, and no spoilage to be considered in 2021. The inventory and cost of goods sold calculation is illustrated below:

|  | **2021** | **2022** |
|---|---|---|
| Inventory Beginning Balance | - | 42,000 |
| Purchases | 42,000 | 168,479 |
| Normal Spoilage (5%) | - | (10,524) |
| Year-End Inventory | 42,000 | (149,440) |
| **Cost of Goods Sold** | **-** | **(61,039)** |

## 5. PATENT

The Company has registered its patent successfully with publication number (US-2023/0009089 A1) which was published in January 2023. And the management decided to capitalize the costs incurred to register its patent for the value of 22,739, and 34,484 for the years ended 2021 and 2022 respectively. The management will assess the value of its patent for impairment annually.

## 6. EQUITY

As per the operating agreement of the company, the Company is authorized to issue 200,000 Units, designated as Class A Units. The Class A Units are further designated as the "Class A-1 Units" and the "Class A-2 Units." There are 150,000 authorized Class A-1 Units and 50,000 authorized Class A-2 Units.

As of December 31, 2022, the company has issued 92,500 Class A-1 Units and 7,500 Class A-2 Units.

## 7. SUBSEQUENT EVENTS

During April 2023, the company repurchased 7,500 of class A-1 units, and the 7,500 of class A-2 units against $62,000 unsecured promissory note.

# Exhibit B

*Offering Page*

# TakeShots



Experience the shot revolution with TakeShots®. Our groundbreaking, patent-pending technology is the secret behind this remarkable change. By instantly chasing the alcohol, we've created a smooth drinking experience like no other. No aftertaste, no burning sensation—just pure enjoyment.



Todd Davis didn't become super bowl champ without taking a few shots 🏈

**Raised 0 % of minimum**

**Funding Raised**

$0

**Funding Goal**

$10,000-$1,000,000

**Days Remaining**

177 Days

**Invest Now**

Company Website    SAVE DEAL ●

Virtual Business Pitch    Team    About    Communication Channel    Updates

## Business Description

TakeShots®: Revolutionizing Shot-Taking

Experience the shot revolution with TakeShots®. We're here to redefine how shots are enjoyed, starting with our game-changing flagship product. Our patent-pending technology is the secret behind this remarkable change. By instantly chasing the alcohol, we've created a smooth drinking experience like no other. No aftertaste, no burning sensation—just pure enjoyment. And don't worry, we've taken great care to preserve the unique flavor profiles of each spirit, so you can savor every characteristic note with every shot.

Launching initially in the U.S., we're making waves globally through our e-commerce platform. In 2024, we're expanding into the liquor space, creating prefilled disposable shot straws that can easily be enjoyed anywhere, offering even more people the chance to be a part of the shot revolution.



Social media has erupted with praise for TakeShots, garnering an astonishing 200 million views in just one year. Our innovation and commitment to quality have propelled us to global success, with our revolutionary product now available at select retailers worldwide. It's never been easier to get your hands on the future of shot-taking.

At TakeShots®, we understand the diverse preferences for shot enjoyment. That's why we're committed to delivering an exceptional drinking experience tailored to your taste, no matter where you are in the world. Get ready to redefine how you TakeShots. Join TakeShots® and be a part of this exhilarating revolution. Cheers to unforgettable shot experiences with TakeShots®

**Security Type:**

**Equity Security**

**Price Per Share**

$50

**Shares For Sale**

20,000

**Post Money Valuation:**

$5.625M

**Investment Bonuses!**

Investments of $1,000 or more receive an Ultra Bundle with their investment signed by the founder. The Ultra Bundle comes with 5 Takes (Shot Straws), The Case (Case that can hold 5 Shot Straws), and The Chase (A bottle to hold your chaser).

**Regulatory Exemption:**

**Regulation Crowdfunding – Section 4(a)(6)**

**Deadline:**

**December 31, 2023**

**Minimum Investment Amount:**

$250



## OUR PROCESS

1. Our shot straws are made overseas
2. Made with BPA Free, extra durable, medical grade, straw materials
3. Shipped to the USA
4. They are then transported to our 3PL Warehouse
5. Finally, we distribute throughout the world

## Target Offering Range:

## $10,000-$1,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

**Form C Submission**



INVESTOR OVERVIEW 2023

### THE PRODUCT THAT WENT VIRAL



INVESTOR OVERVIEW 2023

### VIRAL VIDEOS

## Problem

Taking shots is a popular social activity enjoyed by millions worldwide. However, the traditional shot experience often presents inconveniences and compromises the enjoyment of chasers. There are many challenges and implications to the traditional shot experience that diminish the enjoyment of social drinking.

### Key Challenges:

1. **Shot-Chaser Transition:** Customers struggle to smoothly transition from consuming a shot to enjoying their chaser drink.

2. **Inconvenience:** The need to use separate shot glasses and straws adds complexity and inconvenience to the drinking process.

3. **Chaser Dilution:** By drinking the chaser separately, there is a risk of diluting the taste or losing the intended flavor profile.

### Implications:

There are three main implications that come with the existing shot-taking industry. First, existing shot-taking methods hamper customer satisfaction and diminish the potential for creating memorable experiences. Second, brands and establishments lack a solution that enhances shot-taking rituals and encourages repeat business. And lastly, there is a demand for a novel, all-in-one solution that simplifies the shot-chaser experience while preserving the intended flavors.



## Solution

### Introducing TakeShots:

TakeShots is an innovative creation that seamlessly combines a shot glass and a straw into a single, exciting device. Combining the two creates an instant chaser, eliminating the bitter after taste from shots, allowing people to have fun without the burn and gross taste from alcohol. Our patent-pending device was designed to elevate the experience of taking shots by enabling customers to drink the chaser directly after the shot.



TakeShots revolutionizes the shot experience, addressing the limitations of traditional shot-taking methods and unlocking new opportunities for customer satisfaction and brand differentiation. With a global alcoholic beverages market on the rise, TakeShots is aiming to capture a significant market share. Join us on this exciting journey as we redefine the art of taking shots!

## Solution

### Introducing TakeShots:

TakeShots is an innovative creation that seamlessly combines a shot glass and a straw into a single, exciting device. Combining the two creates an instant chaser, eliminating the bitter after taste from shots, allowing people to have fun without the burn and gross taste from alcohol. Our patent-pending device was designed to elevate the experience of taking shots by enabling customers to drink the chaser directly after the shot.



Twistable Cap

HOW DOES IT WORK?
Fill it up
Take it with you
Put it in a drink
TAKESHOTS

TakeShots revolutionizes the shot experience, addressing the limitations of traditional shot-taking methods and unlocking new opportunities for customer satisfaction and brand differentiation. With a global alcoholic beverages market on the rise, TakeShots is aiming to capture a significant market share. Join us on this exciting journey as we redefine the art of taking shots!







SALES PROJECTIONS
FY 2022
FY 2023
FY 2024
$2.4M IN SALES
131K UNITS
FY 2025
282K UNITS

PRODUCTION COSTS

Effectively use your TakeShots Shot Straw #takeshots #tips #foryou

# Business Model

TakeShots employs a multi-faceted business model designed to generate revenue through various streams. Here's an overview of how we monetize our innovative shot glass-straw device and related offerings:

## CURRENT AND FUTURE PRODUCT LINEUP



## CURRENT PRODUCTS CONTINUED



## Product Sales:

**1. Half Takes:** Priced at $15.95, this version includes a half shot glass-straw device, targeting individual customers or those looking to try out our product.

**2. Takes:** Priced at $19.95, this version includes a full shot glass-straw device, designed for customers who want a more comprehensive shot experience.

## Bundles:

**1. Pro Bundle:** Priced at $129.70, this bundle includes five Takes and a case, offering added value for customers purchasing in larger quantities.

**2. Ultra Bundle:** Priced at $164.65, this premium bundle includes five Takes, a case, and a water bottle, providing customers with a complete shot experience package.

**3. Starter Bundle:** Priced at $40.85, this starter bundle includes one Half Takes and one Takes, providing the customer the essentials to try the product for the first time.

## Accessories:

TakeShots offers a range of accessories, such as cases, water bottles, stickers, T-Shirts, etc. to enhance the shot-taking experience and complement our core product. These accessories are sold separately on our website, providing additional revenue opportunities.

By combining these revenue streams and continuously expanding our market reach, TakeShots aims to achieve sustainable profitability and maximize our potential in the shot industry.

## Sales Strategy:

Our sales strategy for TakeShots focuses on leveraging our innovative drinkware product, the Shot Straw, to capture the attention of consumers and drive sales. As an e-commerce brand, we will utilize both Amazon and Shopify platforms to reach a wide customer base. Firstly, we optimized our product listings on Amazon and Shopify with compelling descriptions, high quality images, and positive customer reviews to enhance our brand presence and credibility. We also implemented targeted advertising campaigns to increase visibility and attract potential customers. Secondly, we emphasize the unique selling proposition of the Shot Straw, highlighting its ability to provide a fun and hassle-free way to take shots without compromising on taste. Through engaging social media content, influencer collaborations, and customer testimonials, we have created a buzz around our product and built a community of enthusiastic shot takers.

Future Product Line:

We are soon introducing disposable takes! We're gearing up to white label our own liquor products that come in packs of 12 disposable Takes. Like a shooter, but better. They still use our patented technology to eliminate the burn of shots.


FUTURE PRODUCT LINE
INSTANTLY CHASE YOUR SHOTS
TAKE SHOTS
Tequila


FUTURE PRODUCT LINEUP

## Market Projection

Global Alcohol Market:

Alcoholic Beverages Market Research, 2031. The global alcoholic beverages market size was valued at $1624 billion in 2021, and alcoholic beverages market size is projected to reach $2036.6 billion by 2031, growing at a CAGR of 2.2% from 2022 to 2031.

Global Drinkware Market:

Global drinkware market size is estimated to be worth USD 3.34 billion in 2021 and is forecast to a readjusted size of USD 3.982 billion by 2028 with a CAGR of 2.5% during the forecast period 2022-2028.


GLOBAL ALCOHOL MARKET
TRILLION
YEAR
2.036T
GLOBAL DRINKWARE MARKET
BILLION
YEAR

## Market Projection

**Global Alcohol Market:**

Alcoholic Beverages Market Research, 2031. The global alcoholic beverages market size was valued at $1624 billion in 2021, and alcoholic beverages market size is projected to reach $2036.6 billion by 2031, growing at a CAGR of 2.2% from 2022 to 2031.

**Global Drinkware Market:**

Global drinkware market size is estimated to be worth USD 3.34 billion in 2021 and is forecast to a readjusted size of USD 3.982 billion by 2028 with a CAGR of 2.5% during the forecast period 2022-2028.



**Market Trends:**

The global alcohol market is valued at approximately $1.46 trillion. It consists of several segments, including beer, wine, spirits, and others like cider and RTD beverages. Europe, North America, Asia-Pacific, Latin America, and Africa are key regions with varying consumption patterns. Major players in the market include Anheuser-Busch InBev, Heineken, Diageo, and Pernod Ricard. Changing consumer preferences include the rise of low-alcohol alternatives and a demand for premium and high-quality beverages.

**Drinkware Market Analysis:**

Throughout history, drinkware has evolved alongside human civilization. Ancient civilizations used materials like clay, stone, and animal horns for drinking vessels. The Greeks and Romans introduced ceramic cups and goblets, while the Middle Ages saw the use of pewter, glass, and pottery. The Renaissance and Baroque periods brought intricate glassware, and the Industrial Revolution enabled mass production of glassware. In modern times, drinkware has become more diverse, with specialized glasses for different beverages. Contemporary trends focus on aesthetics, sustainability, and functionality, leading to eco-friendly options and innovative features. Drinkware reflects cultural practices, technology, and consumer preferences.



## Competition

The shot industry is a vibrant and growing market, with various players catering to shot enthusiasts and partygoers. While the competition exists, TakeShots stands out as a unique and innovative solution that redefines the shot-taking experience. Some competitors to TakeShots include:

**Traditional Shot Glasses:**

Traditional shot glasses are widely available and commonly used, offering a basic and straightforward shot-taking experience. However, they lack the integrated functionality of TakeShots, preventing a seamless transition from the shot to the chaser.

**Novelty Shot Glasses:**

Some companies offer novelty shot glasses with distinctive shapes, colors, or designs to enhance the visual appeal. While these products offer a touch of novelty, they still do not address the convenience and functionality provided by TakeShots.

**Disposable Shot Glasses:**

Disposable shot glasses are convenient for large gatherings or events where cleanup is a concern. However, they are not designed for an enhanced shot-chaser experience like TakeShots, and their disposable nature creates waste.



## Traction & Customers

In 2022, TakeShots achieved impressive sales of $151,471, indicating a strong demand for our product. With approximately 23,000 units sold over the past year, we believe that consumers have embraced the concept and recognized the value it brings to their enjoyment of shots. This initial success speaks to the appeal and novelty of our device, as well as the effectiveness of our marketing and distribution strategies. Looking ahead to 2023, TakeShots is projecting significant growth, aiming for approximately $1,069,000 in sales, which translates to an estimated 65,000 units. This projection indicates we are confident in the continued popularity of our product, we have successfully tapped into a market niche, and our innovative solution resonates with consumers seeking a more enjoyable way to consume shots. Our forecast for 2024 is even more impressive, with projected sales of around $2,400,000, equivalent to approximately 156,000 units. This substantial increase in sales demonstrates our anticipation of substantial market expansion, a surge in demand for our product, and our expanding product line.

TakeShots has bootstrapped since the companies inception in 2021. TakeShots has come a long way through bootstrapping, relying on its founders' determination, resourcefulness, and creativity to bring the product to market. From the initial concept development to the production of the shot glass-straw device, TakeShots has demonstrated its ability to innovate and execute on its vision.



## Investors

TakeShots has bootstrapped since the companies inception in 2021. TakeShots has come a long way through bootstrapping, relying on its founders' determination, resourcefulness, and creativity to bring the product to market. From the initial concept development to the production of the shot glass-straw device, TakeShots has demonstrated its ability to innovate and execute on its vision.

**Why Seeking Investments Now:**

1. While TakeShots has achieved notable success through bootstrapping, the founders recognize that strategic investments can accelerate their growth trajectory.
2. Investments will allow TakeShots to scale production, expand marketing efforts, and enter new markets more quickly.
3. Access to funding will enable TakeShots to invest in research and development, innovate new product offerings, and secure key partnerships.
4. Seeking investments is a strategic decision aimed at unlocking the company's full potential, capturing a larger market share, and establishing TakeShots as a dominant player in the shot industry.

By sharing their bootstrapping journey and highlighting their track record of success, TakeShots positions itself as a promising investment opportunity for potential investors looking to support an innovative and rapidly growing company in the beverage industry.

## Terms

TakeShots LLC ("TakeShots," the "Company," "we," or "us"), a Colorado limited liability company formed on July 9, 2021, is holding the following offering:

*Up to $1,000,000 in Class A-2 Units at $50.00 with a minimum target amount of $10,000.00.*

*Offering Minimum: $10,000.00 | 200 units of Class A-2 Units*

*Offering Maximum: $1,000,000 | 20,000 units of Class A-2 Units*

*Type of Security Offered: Class A-2 Units*

*Purchase Price of Security Offered: $50.00*

*Bonus: Investments of $1,000 or more receive an Ultra Bundle with their investment signed by the founder. The Ultra Bundle comes with 5 Takes (Shot Straws), The Case (Case that can hold 5 Shot Straws), and The Chase (A bottle to hold your chaser).*

Minimum Investment Amount (per investor): $250.00 The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $250. The Company must reach its Target Offering Amount of $10,000 by December 31, 2023 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

## Risks

**Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.



**Shane Cramsey**
President and CEO
Background
Visionary and entrepreneur skilled in human connection and driving sales.



**Richard Davies**
Spirits Development Specialist
Background
Born and raised in Ireland, specialises in branding and alcohol products.



**Alex Patton**
Executive Sales
Background
Driven sales representative with over 10 years of experience.

## Legal Company Name

TakeShots

## Location

9474 E. Winding Hill Ave
Lone Tree, Colorado 80124

## Number of Employees

1

## Incorporation Type

LLC

## State of Incorporation

CO

## Date Founded

July 9, 2021

# Exhibit C

*Subscription Agreement*

TakeShots LLC Subscription Agreement

The undersigned ("**Subscriber**") hereby tenders this subscription ("**Subscription Agreement**") to TakeShots LLC, a Colorado limited liability company (the "**Company**"), on the terms and conditions set forth below:

1. Subscription. Subject to the terms and conditions of this Subscription Agreement and the Limited Liability Company Agreement of the Company, dated September 8, 2021 (as amended, the "**LLC Agreement**"), Subscriber hereby: (a) subscribes to purchase from the Company the number of Class A-2 Units (as defined in the LLC Agreement) of the Company (the "**Class A-2 Units**") set forth on the signature page of this Subscription Agreement (the "**Units**"); and (b) agrees to pay to the Company, upon Subscriber's execution of this Subscription Agreement, an amount equal to $50.00 per Unit (the "**Purchase Price**") in accordance with Section 3 below.

(a) By executing this Subscription agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the LLC Agreement, a copy of the Offering Statement filed with the SEC (the "**Offering Statement**") and any other information required by the Subscriber to make an investment decision. Subscriber shall execute and deliver a joinder to the LLC Agreement in the form attached as **Exhibit A**.

(b) The maximum number of Class A-2 Units sold in connection with the offering contemplated by the Offering Statement shall not exceed 20,000 in the aggregate. The Company may accept subscriptions until December 31, 2023 (the "**Offering Deadline**"). Provided that subscriptions for 200 Units ($10,000 in investments) are received, the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Offering Deadline (each a "**Closing**").

2. Acceptance. The Company has the right to accept or reject Subscriber's subscription in its sole and absolute discretion. The subscription will be accepted only when the Company countersigns this Subscription Agreement. Subscriber understands and agrees that, if this Subscription Agreement is accepted, it may not be cancelled, revoked or withdrawn by Subscriber. If this offer to buy Units is rejected by the Company or is withdrawn by Subscriber in writing prior to acceptance by the Company, such portion of the Purchase Price as has been received by the Company in connection with this Subscription Agreement will be returned to Subscriber without interest, and Subscriber will cease to have any interest in, or rights with respect to, the Units.

3. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "**Escrow Agent**") from the Subscriber by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing. Upon such Closing, the

Escrow Agent shall release such funds to the Company. The undersigned shall receive notice upon Closing.

4. <u>Representations, Warranties and Agreements</u>. As of each of the date Subscriber executes and delivers this Subscription Agreement and the date of the Closing, Subscriber makes the following representations, warranties, acknowledgments and agreements in order to induce the Company to accept this subscription:

(a) <u>Authorization</u>. Subscriber has full power and authority to enter into this Subscription Agreement, and when executed and delivered by Subscriber, will constitute valid and legally binding obligations of Subscriber, enforceable in accordance with their terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors' rights generally, and as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(b) <u>Purchase Entirely for Own Account</u>. This Subscription Agreement is made with Subscriber in reliance upon Subscriber's representation to the Company, which by Subscriber's execution of this Subscription Agreement, Subscriber hereby confirms, that the Units to be acquired by Subscriber will be acquired for investment for Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same in violation of applicable securities laws. By executing this Subscription Agreement, Subscriber further represents that Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person or entity to sell, transfer or grant participations to such person or entity or to any third person or entity, with respect to any of the Units. In an entity, Subscriber has not been formed for the specific purpose of acquiring the Units.

(c) <u>Disclosure of Information</u>. Subscriber and his, her or its attorneys and/or advisors have had an opportunity to obtain information concerning the Company and have had an opportunity to ask questions of and receive answers from authorized representatives of the Company concerning the Company, the offering and sale of the Units and any other relevant matters pertaining to this investment, and in all instances have been afforded the opportunity to obtain such additional information as necessary to verify the accuracy of the information that was otherwise provided.

Subscriber has read and fully understands the Offering Statement and the LLC Agreement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Statement. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(d) <u>Restricted Securities</u>. Subscriber understands that the Units have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Subscriber's representations as expressed herein. Subscriber understands that the Units are "restricted securities" under applicable U.S. federal and state securities laws and that, pursuant to these laws, Subscriber must hold the Units indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. Subscriber acknowledges that the Company has no obligation to register or qualify the Units for resale. Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Units, and on requirements relating to the Company which are outside of Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

(e) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Units. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Units. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of the Units.

(f) No Violations. Subscriber will not sell, transfer, or otherwise dispose of the Units in violation of this Subscription Agreement, the LLC Agreement, the Securities Act, the Securities 3 Exchange Act of 1934, or the rules promulgated thereunder, including Rule 144 under the Securities Act.

(g) Securities Law Restrictions. Regardless of whether the offering and sale of Units under this Subscription Agreement have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company at its discretion may impose restrictions upon the sale, pledge or other transfer of the Units (including the placement of appropriate legends on stock certificates, if any, or the imposition of stop-transfer instructions) if, in the judgment of the Company, such restrictions are necessary or desirable in order to achieve compliance with the Securities Act, the securities laws of any state or any other law.

(h) Rights of the Company. The Company shall not be required to (i) transfer on its books any Units that have been sold or transferred in contravention of this Subscription Agreement or (ii) treat as the owner of Units, or otherwise to accord voting, dividend or liquidation rights to, any transferee to whom Units have been transferred in contravention of this Subscription Agreement.

(i) No Public Market. Subscriber understands that no public market now exists for the Units, and that the Company has made no assurances that a public market will ever exist for the Units.

(j) Legends. Subscriber understands that the Units are issued and issuable in uncertificated form, but that the Members of the Company may authorize the issuance of stock certificates at any time, and if so authorized, such stock certificates representing the Units will bear such legend as the Members of the Company then determines appropriate, including the following example legend:

"THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION

THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(k) Investor Limits. Subscriber is either an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act or is investing within their investor limits as defined in 4(a)(6) of Regulation CF.

(l) Speculative Investment. Subscriber is aware that an investment in the Units is highly speculative and Subscriber could lose his, her or its entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Units, including the risk of loss of Subscriber's entire investment in the Units should the Units become worthless, taking into consideration the limitations on resale of the Units.

(m) Financial Experience. Subscriber, by reason of his, her or its business or financial experience or by reason of the business or financial experience of his, her or its financial advisor is capable of evaluating the risks and merits of an investment in the Units and of protecting his, her or its own interests in connection with this investment.

(n) Residence. If Subscriber is an individual, then Subscriber resides in the state identified in the address of Subscriber set forth on the signature page of this Subscription Agreement; if Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of Subscriber in which its principal place of business is identified in the address or addresses of Subscriber set forth on the signature page of this Subscription Agreement.

(o) Indemnification. Subscriber agrees to indemnify, defend and hold harmless the Company and its shareholders, directors, officers, employees, agents and representatives from and against all damages, losses, costs and expenses (including reasonable attorneys' fees) which they may incur by reason of the failure of Subscriber to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of or attributable to any breach of the representations and warranties made by Subscriber herein, or in any document provided by Subscriber to the Company or the fact that any of such representations and warranties or acknowledgments and understandings set forth herein or therein are untrue or without adequate factual basis to be considered true and not misleading.

5. Choice of Law. This Subscription Agreement, its construction and the determination of any rights, duties or remedies of the parties arising out of, or relating to, this Subscription Agreement shall be governed by the internal laws of the State of Colorado.

6. Entire Agreement. The terms of this Subscription Agreement are intended by the parties as the final expression of their agreement with respect to the terms included in this Subscription Agreement and may not be contradicted by evidence of any prior or contemporaneous agreement, arrangement, understanding, representations, warranties, covenants, or negotiations (whether oral or written).

7. No Waiver. No waiver or modification of any of the terms of this Subscription Agreement shall be valid unless in writing. No waiver of a breach of, or default under, any provision of this Subscription Agreement shall be deemed a waiver of such provision or of any subsequent

breach or default of the same or similar nature or of any other provision or condition of this Subscription Agreement.

8. <u>Counterparts</u>. This Subscription Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

9. <u>Electronic Execution</u>. A signed copy of this Subscription Agreement, including in Portable Digital Format (.pdf) or other digital format, delivered by facsimile, e-mail or other means 5 of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Subscription Agreement.

10. <u>Expenses</u>. Each party shall pay all of the costs and expenses that it incurs with respect to the negotiation, execution, delivery, and performance of this Subscription Agreement.

11. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive acceptance of the subscription.

12. <u>Gender and Number</u>. Terms used in this Subscription Agreement in any gender or in the singular or plural include other genders and the plural or singular, as the context may require. If Subscriber is an entity, all reference to "him" and "his" or "her" and "hers" shall be deemed to include "it" or "its" and vice versa.

13. <u>Foreign Investors.</u> If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

14. <u>Certain Membership Rights</u>. Subscriber understands that Class A-2 Units do not have voting rights per the LLC Agreement. In addition, Subscriber understands that Class A-1 Units may have certain preference to distributions per the LLC Agreement.

## EXHIBIT A

## JOINDER TO LIMITED LIABILITY COMPANY AGREEMENT

This Joinder (this "**Joinder**") is made as of the date written below by the undersigned (the "**Joining Party**") in favor of and for the benefit of TakeShots LLC, a Colorado limited liability company, and the other parties to the Limited Liability Company Agreement, dated as of September 8, 2021 (as amended, the "**LLC Agreement**").  Capitalized terms used but not defined in this Joinder will have the meanings given such terms in the LLC Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by the Joining Party's execution of this Joinder, the Joining Party will be deemed to be a party to the LLC Agreement and will have all of the obligations under the LLC Agreement as a Member as if he, she or it had executed the LLC Agreement.  The Joining Party hereby ratifies, as of the date of this Joinder, and agrees to be bound by, all of the terms, provisions and conditions contained in the LLC Agreement.

The Joining Party acknowledges that all expectations and future projections contained in any presentation or other materials provided to the Joining Party are estimates and for illustrative purposes only.  No guarantee can be given that future projections can or will be attained.

The undersigned has executed this Joinder as of the date written below on the signature page of this agreement.

## JOINDER TO LIMITED LIABILITY COMPANY AGREEMENT

This Joinder (this "**Joinder**") is made as of the date written below by the undersigned (the "**Joining Party**") in favor of and for the benefit of TakeShots LLC, a Colorado limited liability company, and the other parties to the Limited Liability Company Agreement, dated as of September 8, 2021 (as amended, the "**LLC Agreement**").  Capitalized terms used but not defined in this Joinder will have the meanings given such terms in the LLC Agreement.

The Joining Party hereby acknowledges, agrees and confirms that, by the Joining Party's execution of this Joinder, the Joining Party will be deemed to be a party to the LLC Agreement and will have all of the obligations under the LLC Agreement as a Member as if he, she or it had executed the LLC Agreement.  The Joining Party hereby ratifies, as of the date of this Joinder, and agrees to be bound by, all of the terms, provisions and conditions contained in the LLC Agreement.

The Joining Party acknowledges that all expectations and future projections contained in any presentation or other materials provided to the Joining Party are estimates and for illustrative purposes only.  No guarantee can be given that future projections can or will be attained.

The undersigned has executed this Joinder as of the date written below.

DATED:

Joining Party:                                                              (Print Full Name of Entity or Individual)


                                                                                     By:

                                                                                            (Signature)

                                                                                     Name:

                                                                                     (If signing on behalf of entity)

                                                                                     Title:

                                                                                     (If signing on behalf of entity)

## TakeShots LLC

## SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A-2 Non-Voting Units of TakeShots LLC by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

**(Offline Investor)**
(E-Mail Address)

Number of securities: **Class A-2 Non-Voting Units**
Aggregate Subscription Price: **$0.00 USD**

### TYPE OF OWNERSHIP:

If the Subscriber is individual: If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box is the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

## ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

**TakeShots LLC**

By:

Authorized Signing Officer

# U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not  the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

**Aggregate subscription price invested in this offering: 0.00 USD**

**The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD**

**The Investor's investment limit for this offering is: 0.00USD**

**The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD**

**The Investor's net worth (if not an accredited investor): USD**

**The Investor's income (if not an accredited investor): USD**

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act; a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity; a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing:  General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
   (i) With assets under management in excess of $5,000,000,
   (ii) That is not formed for the specific purpose of acquiring the securities offered, and
   (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR:                                    (Print Full Name of Entity or Individual)


                                             By:

                                                 (Signature)

                                             Name:

                                             (If signing on behalf of entity)

                                             Title:

                                             (If signing on behalf of entity)

# CANADIAN ACCREDITED INVESTOR CERTIFICATE

**TO: TakeShots LLC** (the "**Corporation**")

The Investor hereby represents, warrants and certifies to the Corporation that the undersigned is an "Accredited Investor" as defined in Section 1.1 of National Instrument 45-106. The Investor has indicated below the criteria which the Investor satisfies in order to qualify as an "Accredited Investor".

The Investor understands that the Corporation and its counsel are relying upon this information in determining to sell securities to the undersigned in a manner exempt from the prospectus and registration requirements of applicable securities laws.

The categories listed herein contain certain specifically defined terms. If you are unsure as to the meanings of those terms, or are unsure as to the applicability of any category below, please contact your legal advisor before completing this certificate.

In connection with the purchase by the undersigned Subscriber of the Purchased Class A-2 Non-Voting Units, the Subscriber hereby represents, warrants, covenants and certifies to the Corporation (and acknowledges that the Corporation and its counsel are relying thereon) that:

a. the Subscriber is, and at the Closing Time, will be, an "accredited investor" within the meaning of NI 45-106 or Section 73.3 of the Securities Act (Ontario), as applicable, on the basis that the undersigned fits within one of the categories of an "accredited investor" reproduced below beside which the undersigned has indicated the undersigned belongs to such category;

b. the Subscriber was not created or is not used, solely to purchase or hold securities as an accredited investor as described in paragraph (m) below; and

c. upon execution of this Schedule B by the Subscriber, including, if applicable, Appendix 1 to this Schedule B, this Schedule B shall be incorporated into and form a part of the Subscription Agreement.

(PLEASE CHECK THE BOX OF THE APPLICABLE CATEGORY OF ACCREDITED INVESTOR)

☐      (a)      a Canadian financial institution, or a Schedule III bank;

☐      (b)      the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

☐      (c)      a subsidiary of any Person referred to in paragraphs (a) or (b), if the Person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

☐      (d)      a Person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a Person registered solely as a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐      (e)      an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a Person referred to in paragraph (d);

☐      (e.1)      an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

☐      (f)      the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada;

☐      (g)      a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec;

☐      (h)      any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

☐      (i)      a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

☐ (j) an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD$1,000,000;

☐ (j.1) an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds CAD$5,000,000;

☐ (k) an individual whose net income before taxes exceeded CAD$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD$300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

☐ (l) an individual who, either alone or with a spouse, has net assets of at least CAD$5,000,000;

☐ (m) a Person, other than an individual or investment fund, that has net assets of at least CAD$5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor;

☐ (n) an investment fund that distributes or has distributed its securities only to (i) a Person that is or was an accredited investor at the time of the distribution, (ii) a Person that acquires or acquired securities in the circumstances referred to in sections 2.10 (Minimum amount investment) and 2.19 (Additional investment in investment funds) of NI 45-106, or (iii) a Person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 (Investment fund reinvestment) of NI 45-106;

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt;

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

☐ (q) a Person acting on behalf of a fully managed account managed by that Person, if that Person (i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and (ii) in Ontario, is purchasing a security that is not a security of an investment fund;

☐ (r) a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) or paragraph (i) in form and function;

☐ (t) a Person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are Persons that are accredited investors;

☐ (u) an investment fund that is advised by a Person registered as an adviser or a Person that is exempt from registration as an adviser;

☐ (v) a Person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as (i) an accredited investor, or (ii) an exempt purchaser in Alberta or Ontario; or

☐ (w) a trust established by an accredited investor for the benefit of the accredited investor's family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor's spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor's spouse or of that accredited investor's former spouse.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                                                    (Print Full Name of Entity or Individual)

                                                             By:

                                                             (Signature)

                                                             Name:

                                                             (If signing on behalf of entity)

                                                             Title:

                                                             (If signing on behalf of entity)

<strong><u>Definitions for Accredited Investor Certificate</u></strong>

As used in the Accredited Investor Certificate, the following terms have the meanings set out below:

a. "**Canadian financial institution**" means (i) an association governed by the *Cooperative Credit Associations Act* (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or (ii) a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada;

b. "**entity**" means a company, syndicate, partnership, trust or unincorporated organization;

c. "**financial assets**" means cash, securities, or any a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

d. "**fully managed account**" means an account of a client for which a Person makes the investment decisions if that Person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

e. "**investment fund**" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in Ontario, includes an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act* (British Columbia), R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments and a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act* (British Columbia), R.S.B.C. 1996 c. 429 whose business objective is making multiple investments;

f. "**mutual fund**" means an issuer whose primary purpose is to invest money provided by its security holders and whose securities entitle the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in part of the net assets, including a separate fund or trust account, of the issuer;

g. "**non-redeemable investment fund**" means an issuer,
   A. whose primary purpose is to invest money provided by its securityholders,
   B. that does not invest,
      i. for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or
      ii. for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and
   C. that is not a mutual fund;

h. "**related liabilities**" means liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets and liabilities that are secured by financial assets;

i. "**Schedule III bank**" means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

j. "**spouse**" means an individual who (i) is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual, (ii) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or (iii) in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta); and

k. "**subsidiary**" means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106 a Person or company is an affiliate of another Person or company if one of them is a subsidiary of the other, or if each of them is controlled by the same Person.

In NI 45-106 a Person (first Person) is considered to control another Person (second Person) if (a) the first Person, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person carrying votes which, if exercised, would entitle the first Person to elect a majority of the directors of the second Person, unless that first Person holds the voting securities only to secure an obligation, (b) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership, or (c) the second Person is a limited partnership and the general partner of the limited partnership is the first Person.

## RISK ACKNOWLEDGEMENT FORM (FORM 45-106F9)

### Form for <u>Individual</u> Accredited Investors

**WARNING! This investment is risky.  Do not invest unless you can afford to lose all the money you pay for this investment**.

| Section 1 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER | | |
|---|---|---|
| **1. About your investment** | | |
| Type of Securities: Class A-2 Non-Voting Units | Issuer: TakeShots LLC (the "Issuer") | |
| Purchased from:  The Issuer | | |
| **Sections 2 to 4 – TO BE COMPLETED BY THE PURCHASER** | | |
| **2. Risk acknowledgement** | | |
| This investment is risky.  Initial that you understand that: | | **Your Initials** |
| **Risk of loss** – You could lose your entire investment of $ | | |
| **Liquidity risk** – You may not be able to sell your investment quickly – or at all. | | |
| **Lack of information** – You may receive little or no information about your investment. | | |
| **Lack of advice** – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered.  The salesperson is the person who meets with, or provides information to, you about making this investment.  To check whether the salesperson is registered, go to www.aretheyregistered.ca. | | |
| **3. Accredited investor status** | | |
| You must meet at least one of the following criteria to be able to make this investment.  Initial the statement that applies to you.  (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor.  That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria. | | **Your Initials** |
| • Your net income before taxes was more than CAD$200,000 in each of the 2 most recent calendar years, and you expect it to be more than CAD$200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.) | | |
| • Your net income before taxes combined with your spouse's was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than CAD$300,000 in the current calendar year. | | |
| • Either alone or with your spouse, you own more than CAD$1 million in cash and securities, after subtracting any debt related to the cash and securities. | | |
| • Either alone or with your spouse, you have net assets worth more than CAD$5 million.  (Your net assets are your total assets (including real estate) minus your total debt.) | | |
| **4. Your name and signature** | | |
| By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form. | | |
| First and Last Name (please print): | | |
| Signature: | | |
| Date: | | |
| **Section 5 – TO BE COMPLETED BY THE SALESPERSON** | | |
| **5. Salesperson information** | | |
| | | |
| First and Last Name of Salesperson (please print): | | |
| Telephone: | Email: | |
| Name of Firm (if registered): | | |

| Section 6 – TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER |
|---|
| **6. For more information about this investment** |
| **For more information about this investment / the Issuer:**<br><br>Company Name: **TakeShots LLC**<br>Address: , , ,<br>Contact:<br>Email:<br>Telephone:<br><br>**For more information about prospectus exemptions, contact your local securities regulator.  You can find contact information at www.securities-administrators.ca.** |

## INTERNATIONAL INVESTOR CERTIFICATE

## FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

**TO:** **TakeShots LLC** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR:                              (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

**AML Certificate**

By executing this document, the client certifies the following:

**If an Entity:**
1. I am the  of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

**All subscribers:**

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice.

Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR:                                               (Print Full Name of Investor)


By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

## Appendix 1 - Subscriber  Information

**For the Subscriber and Joint Holder (if applicable)**

| Name | Address | Date of Birth (if an Individual) | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |

**For a Corporation or entity other than a Trust (Insert names and addresses below or attach a list)**

1. One Current control person of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |

**For a Trust (Insert names and addresses or attach a list)**

1. Current trustees of the Organization:

| Name | Address | Date of Birth | Taxpayer Identification Number |
|---|---|---|---|
|  |  |  |  |
|  |  |  |  |
|  |  |  |  |

# Exhibit D

*Articles of Organization (See Attachment exhibit_d)*

# Exhibit E

*Operating Agreement (See Attachment exhibit_e)*